Exhibit 99.5

ParcelPal Logistics Inc. Reports Record First Quarter 2023 Results Highlighted by Revenue Growth of 11% and Continued Solid Margins

Vancouver, British Columbia – May 31, 2023 – ParcelPal Logistics Inc. (the “Company” or “ParcelPal”), (OTCQB:PTNYF) (CSE:PKG) (FSE:PT0A) is pleased to announce its record Q1 2023 financial results highlighted by revenue growth of 11% (to approximately $3.0M) and continued solid margins.  It is important to note that this was our third largest quarter of gross revenues in the history of the Company, with the largest being Q4 2022 (which was $3.4M).  As previously noted, Q1 has historically been one of our slowest quarters of the year, so the results of this quarter bodes well, and we anticipate the uptrend to continue moving forward.

Overview

In Q1 2023, the Company achieved its third largest quarter of revenue ever, which was driven by revenue growth of 11% to approximately $3.0 million (up from $2.7 million in Q1 2022).  Our gross margins for Q1 were a solid 12.1% (compared to 15.4% in Q1 2022).  Additionally, the Company had a net loss of $967,320 compared to Q1 2022 which was $359,215. It is important to note that the majority of the net loss in Q1 2023 was due to non-cash related items, such as amortization and one-time share issuances.

Additionally, we are very pleased with the positive trends in our business operations in the United States, which are nearly breakeven, and we expect it to be operationally net profitable beginning in June and moving forward.  In Q1 2023, of the $967,320 net loss, the U.S. portion of the business was responsible for only $63,970 of this loss, despite representing 56% of the Company’s revenue in Q1 (and currently now generating approximately 60% of total revenue).

Our revenue growth and continued solid margins are, in large measure, driven by our expansion into the United States, which is the world’s largest consumer market.

ParcelPal’s CEO Rich Wheeless stated:  "The actions we have taken to grow our revenue and solidify our customer base have placed our Company in a better position to deliver value to our customers. We still have more work to do, and we will continue to take actions to strengthen our core business as well as our shareholder value.  Additionally, I am extremely excited about our re-focus back into the technology side, including our most recently announced partnership with Fobi AI, while preparing to launch our new and improved app in 2023.  This is expected to create additional revenue generating opportunities for us.”

Q1 2023 Financial Highlights:

March 31, 2023 compared to March 31, 2022 - Financial Highlights:

•
Record revenue in Q1 2023 and growth of 11% to $2,965,043 (up from $2,673,673 in Q1 2022). This represents the Company’s third largest revenue quarter since inception (Q4 2022 of $3.4M was the largest revenue quarter ever).

•	Gross margins in Q1 2023 of 12.1% (down from 15.4% in Q1 2022).

•	Management and director fees increased to $214,356 (Q1 2022 - $126,846) due to one-time compensation share issuances to directors and officers.

•	Office and miscellaneous expensed decreased to $175,723 (Q1 2022 - $464,743) as the Company undertook additional cost cutting measures in an effort to conserve cash and focus on operational growth.

•	Cash of $42,953 at March 31, 2023 compared to $76,661 at December 31, 2022, and vehicles and right-of-use assets of $435,448 compared to $507,669 at December 31, 2022.

•	During the quarter ended March 31, 2023, the Company’s net loss was $967,320 (compared to $359,215 in Q1 2022).

•	Net cash flows used in operating activities increased to $331K in Q1 2023 from $300K in Q1 2022.

Q1 2023 Highlights:

•	On March 14, 2023, the Company closed an approximately $406K CAD private placement.

Subsequent to the period ended March 31, 2023, a few notable events occurred, including:

•
On April 5, 2023, the Company announced it has signed a new annual North American license agreement with Fobi AI Inc. to provide ParcelPal with its Wallet Pass platform and digital ID verification solution, AltID.

Outlook

The Company's strategic priorities for the remainder of fiscal 2023 include:

•	Continued improvement in operating performance, and continued development and reintroduction of our new and improved technology platform.

•	Building an exceptional and world-class brand with a focus on signing additional quality partners.

•	Using data, technology, and inbound selling to ramp up sales and revenue generation.

•	Continued expansion into large markets in Canada, with a focus on further expanding throughout the United States markets, including with new higher margin customer contracts.

The Company's complete quarterly financial results are available in its unaudited Financial Statements and Management's Discussion and Analysis for the quarter ended March 31, 2023, each of which have been filed with Canadian and United States securities regulatory agencies, and can be found respectively at www.sedar.com and www.sec.gov.

The company looks forward to providing additional material updates in the coming days.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in major Canadian cities including Vancouver, Calgary, and Toronto, as well as in the western region of the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed or accepts responsibility for the adequacy or accuracy of this news release that has been prepared by management.

OTCQB – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0A

Contact Information

Investor Contact

investors@parcelpal.com
T: (587) 883-9811

Company Contact

Rick Underhill, Director of Investor Relations
ParcelPal Logistics Inc.
investors@parcelpal.com
T: (587) 883-9811

Forward-Looking Information

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should” or “would” occur. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation: general business, economic and social uncertainties; litigation, legislative, environmental, and other judicial, regulatory, political, and competitive developments; and other risks outside of the Company’s control.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. These forward-looking statements are made as of the date of this news release and, unless required by applicable law, the Company assumes no obligation to update these forward-looking statements.